Exhibit 99.1

AcuityAds Holdings Inc.

Condensed Interim Consolidated

Financial Statements

(Unaudited)

Three and six months ended

June 30, 2022, and 2021

(Expressed in Canadian dollars)

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Canadian dollars)

	June 30, 2022 $	December 31, 2021 $
Assets

Current assets
Cash and cash equivalents	92,484,650	102,208,807
Accounts receivable	25,911,648	30,972,608
Prepaid expenses and other	4,006,169	3,278,624
	122,402,467	136,460,039
Non-current assets
Deferred tax asset (note 16)	81,803	81,803
Property and equipment (note 3)	5,662,542	5,369,619
Intangible assets (note 4)	4,005,329	3,044,278
Goodwill	4,869,841	4,869,841
	137,021,982	149,825,580
Liabilities

Current liabilities
Accounts payable and accrued liabilities	20,332,386	24,853,497
Income tax payable	25,375	910,165
Borrowings (note 15)	5,223,356	2,946,150
Lease obligations (note 5)	1,963,968	2,058,161
	27,545,085	30,767,973
Non-current liabilities
Borrowings (note 15)	253,748	3,852,891
Lease obligations (note 5)	2,805,512	2,148,708
	30,604,345	36,769,572
Shareholders’ Equity (note 7)	106,417,637	113,056,008
	137,021,982	149,825,580

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Expressed in Canadian dollars)

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $
Revenue
Managed services	18,148,130	23,620,786	33,912,859	45,877,003
Self-service	10,112,215	6,664,436	18,168,374	11,862,811
	28,260,345	30,285,222	52,081,233	57,739,814
Media costs	13,597,200	14,476,192	25,498,630	27,566,692
Gross profit	14,663,145	15,809,030	26,582,603	30,173,122
Operating expenses
Sales and marketing (note 17)	5,453,295	5,167,203	10,841,727	9,721,227
Technology (note 11 and 17)	4,222,675	3,342,054	7,521,005	7,135,424
General and administrative (note 17)	3,759,962	1,895,161	6,910,639	3,426,954
Share-based compensation (note 7)	2,074,988	1,624,119	3,553,985	2,488,511
Depreciation and amortization	1,198,379	1,261,634	2,402,378	2,644,660
	16,709,299	13,290,171	31,229,734	25,416,776
Income (loss) from operations	(2,046,154)	2,518,859	(4,647,131)	4,756,346
Finance costs (note 8)	125,249	258,974	271,104	533,854
Foreign exchange gain	(3,183,361)	(1,303,044)	(1,392,259)	(734,561)
	(3,058,112)	(1,044,070)	(1,121,155)	(200,707)
Net income (loss) before income taxes	1,011,958	3,562,929	(3,525,976)	4,957,053
Income taxes (note 16)	101,176	201,357	53,635	231,600
Net income (loss) for the period	910,782	3,361,572	(3,579,611)	4,725,453
Basic net income (loss) per share (note 9)	0.02	0.06	(0.06)	0.08
Diluted net income (loss) per share (note 9)	0.02	0.06	(0.06	0.08
Exchange loss on translating foreign operations	244	248,433	234,335	1,002,764
Comprehensive income (loss) for the period	910,538	3,113,139	(3,813,946)	3,722,689

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars unless otherwise stated)

	2022
	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2021	60,733,803	124,036,377	10,620,976	-	446,218	(22,047,563)	113,056,008
Shares issued – options exercised	190,866	293,217	-	-	-	-	293,217
Repurchase of shares for cancellation (note 7 (f))	(2,269,480)	(4,588,637)	(2,551,660)	-	-	-	(7,140,297)
Share-based compensation (note 7(c))	-	-	3,553,985	-	-	-	3,553,985
Shares issued – DSUs/RSUs exercised (notes 7(d) and 7(e))	446,355	1,873,361	(1,873,361)	-	-	-	-
Other comprehensive income	-	-	-	-	234,335	-	234,335
Net loss for the period	-	-	-	-	-	(3,579,611)	(3,579,611)
Balance – June 30, 2022	59,101,544	121,614,318	9,749,940	-	680,553	(25,627,174)	106,417,637

	2021
	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2020	53,422,024	56,983,111	7,224,222	31,279	415,049	(32,603,073)	32,050,588
Shares issued – options exercised	683,317	992,141	-	-	-	-	992,141
Equity financing (note 7(b))	5,665,025	64,293,097	-	-	-	-	64,293,097
Share-based compensation (note 7(c))	-	-	2,488,511	-	-	-	2,488,511
Shares issued – Warrants exercised	39,821	61,723	31,279	(31,279)	-	-	61,723
Shares issued – DSUs/RSUs exercised (notes 7(d) and 7(e))	625,079	800,718	(800,718)	-	-	-	-
Other comprehensive income	-	-	-	-	587,715	-	587,715
Net income for the period	-	-	-	-	-	4,725,453	4,725,453
Balance – June 30, 2021	60,435,266	123,130,790	8,943,294	-	1,002,764	(27,877,620)	105,199,228

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

	2022 $	2021 $
Cash provided by (used in)
Operating activities
Income (loss) for the period	(3,579,611)	4,725,453

Adjustments to reconcile net income to net cash flows
Depreciation and amortization	2,402,378	2,644,660
Finance costs (note 8)	271,104	533,854
Share-based compensation (note 7(c))	3,553,985	2,488,511
Foreign exchange gain	(1,392,259)	(734,561)
Change in non-cash operating working capital
Accounts receivable	5,060,960	829,380
Prepaid expenses and other	(727,573)	(549,210)
Accounts payable and accrued liabilities	(4,469,629)	(1,008,800)
Income tax payable	(884,790)	-
Interest paid – net	(203,621)	(466,497)
	30,944	8,462,790
Investing activities
Additions to property and equipment (note 3)	(1,922,440)	(129,570)
Additions to intangible assets (note 4)	(1,733,912)	-
	(3,656,352)	(129,570)
Financing activities
Repayment of term loans principal (note 15)	(1,227,584)	(1,213,020)
Additions to international loans (note 15)	1,074,905	159,168
Repayment of international loans (note 15)	(1,204,845)	(994,941)
Additions to leases	1,780,790	57,020
Repayment of leases	(1,134,566)	(1,661,907)
Net proceeds from equity financing (note 7)	-	64,293,097
Repurchase of shares for cancellation (note 7 (f))	(7,140,297)	-
Proceeds from the exercise of warrants	-	61,723
Proceeds from the exercise of stock options	293,217	992,141
	(7,558,380)	61,693,281
Increase (decrease) in cash and cash equivalents	(11,183,788)	70,026,501
Foreign exchange impact on cash	1,459,631	734,561
Cash and cash equivalents – Beginning of period	102,208,807	22,638,300
Cash and cash equivalents – End of period	92,484,650	93,399,362
Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	1,780,790	71,556

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

1	Corporate information

AcuityAds Holdings Inc. (“AcuityAds” or the “Company”), and its wholly owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. (“ADman”), a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. AcuityAds is a publicly traded company, incorporated in Canada, and its head office is located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company’s common shares are listed on the Toronto Stock Exchange in Canada, under the trading symbol “AT, and on the Nasdaq Capital Market in the United States, under the trading symbol “ATY”.

2	Summary of significant accounting policies

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of condensed interim consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. The date the Board of Directors authorized the consolidated financial statements for issue is August 10, 2022.

Basis of presentation

These consolidated financial statements are prepared in Canadian dollars (“CAD”), which is the Company’s functional and reporting currency and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Significant accounting policies

The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all the requirements of IFRS for annual financial statements. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021.

The unaudited condensed interim consolidated financial statements are based on accounting policies, as described in note 2 to the 2021 audited annual consolidated financial statements.

New accounting standards

The following amendments to standards and interpretations became effective for the annual periods beginning on or after January 1, 2022. The application of these amendments and interpretations had no significant impact on the Company’s condensed interim consolidated financial position or results of operations.

Reference to the Conceptual Framework (Amendments to IFRS 3, Business Combinations). The amendments to IFRS 3 update an outdated reference in IFRS 3 without significantly changing its requirements and add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

Fees in the “10 Per Cent Test” for Derecognition of Financial Liabilities (Amendments to IFRS 9, Financial Instruments). The amendments to IFRS 9 clarify which fees an entity includes when it applies the “10 per cent test” in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets). The amendments to IAS 37 provide guidance regarding the costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract and can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

Future accounting standards

Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements). The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the right to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively.

Disclosure of Accounting Policies (Amendments to IAS 1). The amendments to IAS 1 require an entity to disclose its material accounting policies instead of its significant accounting policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied prospectively.

Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors). The amendments to IAS 8 provide guidance to assist entities in distinguishing between accounting policies and accounting estimates. The amendments replace the definition of a change in accounting estimates with the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively.

Deferred Tax on Assets and Liabilities Arising From Lease and Decommissioning Obligation Transactions (Amendments to IAS 12, Income Taxes). The amendments to IAS 12 provide clarifications in accounting for deferred tax on certain transactions such as leases and decommissioning obligations. The amendments clarify that the initial recognition exemption does not apply to transactions such as leases and decommissioning obligations. As a result, entities may need to recognize both a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of leases and decommissioning obligations.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied to transactions that occur on or after the beginning of the earliest comparative period presented. The Company is still assessing the impact of adopting these amendments on its future financial statements

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

3	Property and equipment

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Right of use assets $	Total $
Net book value – December 31, 2021	642,205	1,580	466,287	4,259,547	5,369,619
Additions	12,769	-	128,881	1,780,790	1,922,440
Depreciation	(116,298)	(1,580)	(142,476)	(1,369,163)	(1,629,517)
Net book value – June 30, 2022	538,676	-	452,692	4,671,174	5,662,542

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Right of use assets $	Total $
Net book value – December 31, 2020	850,831	8,824	367,405	6,718,050	7,945,110
Additions	1,514	-	56,500	71,556	129,570
Depreciation	(116,563)	(4,083)	(127,801)	(1,697,453)	(1,945,900)
Net book value – June 30, 2021	735,782	4,741	296,104	5,092,153	6,128,780

4	Intangible assets

	Customer relationships $	Technology $	Total $
Net book value – December 31, 2021	-	3,044,278	3,044,278
Additions	-	1,733,912	1,733,912
Amortization	-	(772,861)	(772,861)
Net book value – June 30, 2022	-	4,005,329	4,005,329

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

	Customer relationships $	Technology $	Total $
Net book value – December 31, 2020	52,460	3,145,493	3,197,953
Additions	-	-	-
Amortization	(52,460)	(646,300)	(698,760)
Net book value – June 30, 2021	-	2,499,193	2,499,193

During the six months ended June 30, 2022, the Company capitalized $1,733,912 (2021 – $nil) of development costs relating to revenue generating technology.

5	Lease obligations

	June 30, 2022 $	December 31, 2021 $
Obligations under leases	4,769,480	4,206,869
Less: Current portion	1,963,968	2,058,161
	2,805,512	2,148,708

The Company has minimum lease payment commitments under leases for the following amounts:

$
2022	1,201,518
2023	2,007,959
2024	903,075
2025	218,251
2026	219,900
2027	226,502
2028	233,302
2029	118,376
5,128,883

Less: Interest	359,403
Present value of minimum lease payments	4,769,480

6	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. During the three and six months ended June 30, 2022, the Company issued nil and nil (2021 – nil and nil) stock options to directors and officers of the Company (note 7(c)).

During the three and six months ended June 30, 2022, the Company issued nil and 88,397 DSUs (2021 – nil and 12,273) to directors in lieu of director fees. The directors’ DSUs vest fully after one year.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

During the three and six months ended June 30, 2022, the Company issued nil and 936,404 (2021 – nil and 85,225) RSUs to officers of the Company in lieu of cash bonuses. The officers’ RSUs vest fully over a period of 6 to 36 months.

7	Share capital and share based payments

a)	Share capital

As of June 30, 2022, the Company had an unlimited number of common shares authorized for issuance (2021 – unlimited) and 59,101,544 common shares outstanding (2021 – 60,435,266).

b)	Equity financings

On June 14, 2021, the Company closed a public offering comprised of 5,665,025 common shares issued from treasury and offered by the Company at a price of US$10.15 ($12.25) per share for gross proceeds to the Company of US$57,500,003 ($69,396,556). The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 5.5% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,640,742 in connection with the offering which was recorded as a reduction of equity.

c)	Stock Option Plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit plan. Previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees, and consultants (in the case of stock options, PSUs and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

As at June 30, 2022, the Company was entitled to issue a maximum of 8,865,232 equity-based awards, collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

The following table summarizes the continuity of options issued under the Stock Option Plan:

	June 30, 2022		June 30, 2021
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of period	1,094,001	1.90	1,865,519	1.69
Granted	-	-	3,333	1.06
Forfeited or cancelled	(97,500)	4.56	-	-
Exercised	(190,866)	1.54	(683,317)	1.45
Outstanding – End of period	805,635	1.66	1,185,535	1.83
Options exercisable – End of period	735,634	1.68	830,037	2.04

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

	June 30, 2022		June 30, 2021
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of period	23,334	2.09	35,000	2.09
Granted	-	-	-	-
Forfeited or cancelled	-	-	-	-
Exercised	-	-	-	-
Outstanding – End of period	23,334	2.09	35,000	2.09
Options exercisable – End of period	-	-	-	-

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

A summary of the Company’s combined stock options and Omnibus options outstanding under the above plans is as follows:

	June 30, 2022
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.96	3,333	1.17	3,333
1.06	32,134	1.25	32,134
1.13	61,666	2.92	55,000
1.14	10,000	1.42	10,000
1.15	20,000	2.42	13,333
1.27	8,334	2.17	5,000
1.55	56,333	1.92	56,333
1.59	173,334	2.67	120,000
1.71	378,001	1.75	378,001
1.94	40,000	0.42	40,000
2.09	23,334	3.17	-
4.47	22,500	0.17	22,500
	828,969		735,634

	June 30, 2021
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.96	37,333	2.17	667
1.06	132,168	2.25	43,667
1.13	68,333	3.92	55,000
1.14	10,000	2.42	6,667
1.15	20,000	3.42	6,667
1.27	8,334	3.17	1,668
1.55	58,033	2.92	18,700
1.59	185,000	3.67	51,668
1.71	506,334	2.75	485,333
1.94	40000	0.42	40,000
2.09	35,000	4.17	-
4.12	7,500	0.92	7,500
4.47	22,500	1.17	22,500
4.60	90,000	0.75	90,000
	1,220,535		830,037

During the three and six months ended June 30, 2022, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options granted to employees, officers, directors and consultants of the Company of $2,074,988 and $3,553,985 (2021 – $1,624,119 and $2,488,511).

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

During the three and six months ended June 30, 2022, the Company granted nil and nil (2021 – nil and 3,333) stock options to employees, officers, directors, and consultants of the Company. Of those options, nil and nil (2021 – nil and nil) options were granted to officers or employees of the Company. Nil and nil (2021 – nil and 3,333) options were granted to consultants as compensation for services rendered.

During the three and six months ended June 30, 2022, 133,367 and 190,866 options were exercised at a weighted average exercise price of $1.68 and $1.54 per option, for gross proceeds of $223,919 and $293,217 (2021 – 71,651 and 683,317 were exercised at a weighted average price of $1.87 and $1.45 for gross proceeds of $134,259 $992,141).

During the three and six months ended June 30, 2022, the Company granted nil and nil (2021 – nil and nil) options under the Omnibus Incentive Plan with a weighted average exercise price of nil and nil (2021 – nil and nil) to employees, officers, and directors.

During the three and six months ended June 30, 2022, nil and nil (2021 – nil and nil) options under the Omnibus Incentive Plan were exercised.

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for options granted during the period ended June 30, 2022 and 2021 as follows:

	2022 $	2021 $
Weighted average grant date fair value of options granted	$1.45	$1.45
Weighted average assumptions used
Expected option life	5 years	5 years
Risk-free interest rate	1.28	1.45%
Expected volatility	76%	101%

The expected volatility was estimated based on the historical volatility of the Company’s common shares that covers the expected life of the options granted. The expected option life was estimated based on historical data and represents the numbers of years the options are expected to be outstanding. The risk-free rate was estimated based on the Government of Canada marketable bonds with a term that covers the expected life of the options granted.

d)	Deferred share units

During the three and six months ended June 30, 2022, the Company issued a total of nil and 110,136 (2021 – nil and nil) DSUs, of which nil and 88,397 were issued to directors with one year vesting periods and nil and 21,739 were issued to consultants of the Company, vesting every year in the measure of one third. During the three and six months ended June 30, 2022, 80,768 and 163,504 DSUs were exercised (2021 – 60,749 and 435,245).

e)	Restricted share units

During the three and six months ended June 30, 2022, the Company issued 189,739 and 1,570,159 (2021 – 59,847 and 231,540) RSUs to employees, officers, directors, and consultants of the Company. During the three and six months ended June 30, 2022, 230,359 and 282,851 (2021 – nil and 189,834) RSUs were exercised.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

f)	Repurchase of shares for cancellation under NCIB

On May 4, 2022, the Company received approval from the TSX on its notice of intention to make a Normal Course Issuer Bid (“NCIB”) to purchase for cancellation up to 5,500,000 of its outstanding common shares.

Effective June 30, 2022, the Company established an Automatic Share Purchase Plan (ASPP) in connection with its NCIB to facilitate the purchase of shares during times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions or a self-imposed blackout period of up to 28 days. Total daily maximum shares that can be purchased daily is 140,680 common shares. During the blackout period, it is possible that the daily maximum shares were purchased (as defined by TSX rules) by the Company to reach the maximum permitted 5,500,000 outstanding common shares. No liability has been recorded under the ASPP as of June 30, 2022 because the Company has the right to terminate the ASPP arrangement with the broker.

During the three months ended June 30, 2022 the Company repurchased 2,269,480 common shares at an average price of $3.15 per share totaling $7,140,297.

8	Finance costs

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $
Finance costs
Interest on finance leases and other interest	52,927	147,270	109,086	294,863
Interest and fees on term loans (note 15 (a))	72,322	111,704	162,018	238,991
	125,249	258,974	271,104	533,854

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

9	Net income (loss) per share

The computations for basic and diluted net income (loss) per share for the three and six months ended June 30, 2022, and 2021 are as follows:

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $
Net income (loss) for the period	910,782	3,361,572	(3,579,611)	4,725,453
Weighted average number of shares outstanding – basic	59,414,313	58,014,013	59,830,408	57,541,111
Net income (loss) per share – basic	0.02	0.06	(0.06)	0.08

Dilutive effect of stock options	406,659	702,778	-	731,606
Dilutive effect on DSUs	305,774	343,452	-	343,452
Dilutive effect on RSUs	72,632	-	-	-
Diluted weighted average number of shares outstanding	60,199,378	59,060,243	59,830,408	58,616,168
Net income (loss) per share – diluted	0.02	0.06	(0.06)	0.08
Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect
Stock options, DSUs, and RSUs	3,568,709	2,184,648	4,353,774	2,155,820

Net income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, RSUs, or DSUs. In the periods with reported net losses, all stock options, RSUs, and DSUs are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options, RSUs, and DSUs have not been included in the computation of net loss per share because to do so would be anti-dilutive.

10	Segment information

The Company’s assets and operations are substantially located in Canada; however, the Company also has employees and customers in the United States and Europe and generates revenue in each region. Revenue by region for the three and six months ended June 30, 2022, and 2021 is as follows:

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $
United States	18,057,101	22,630,694	34,060,204	44,060,828
Canada	5,638,528	3,773,754	9,459,711	6,885,237
Europe and other	4,564,716	3,880,774	8,561,318	6,793,749
	28,260,345	30,285,222	52,081,233	57,739,814

During the three and six months ended June 30, 2022, the Company had three customers and six customers that each represented greater than 5% (2021 – one customer who represented 11% and 11%) of total revenue.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

11	Government assistance

During the year ended December 31, 2020, the Company secured a $3,000,000 commitment funding from the National Research Council’s Industrial Research Assistance Program (“IRAP”). In January 2021, the Company secured an additional $535,200 commitment to bring the total commitment to $3,535,200. During the year ended December 31, 2021, the Company received $2,149,092 of this commitment from IRAP, and the amount was used to reduce technology costs on the consolidated statement of comprehensive income. As of December 31, 2021, the Company has recognized the full amount of $3,535,200 from the IRAP commitment.

12	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/ financial liabilities (Amortized cost)
Measurement basis	June 30, 2022 $	December 31, 2021 $
Financial assets
Cash and cash equivalents	92,484,650	102,208,807
Accounts receivable	25,911,648	30,972,608
	118,396,298	133,181,415

	Loans and receivables/ financial liabilities
	(Amortized cost)
Measurement basis	June 30, 2022 $	December 31, 2021 $
Financial liabilities
Accounts payable and accrued liabilities	20,332,386	24,853,497
Term loans	4,780,610	5,916,956
International loans	696,494	882,085
Lease obligations	4,769,480	4,206,869
	30,578,970	35,859,407

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of finance lease obligations, and current portion of term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities.

•	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and

•	Level 3 – inputs are not based on observable market data.

There were no transfers of financial assets during the six months ended June 30, 2022, and 2021 between any of the levels.

13	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board of Directors, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements, except for certain monthly financial covenants associated with the revolving line of credit as described in note 15.

14	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As of June 30, 2022, two customers each represented more than 5% of the gross accounts receivable balance of $26,311,648. As of December 31, 2021, two customers represented more than 5% of the gross accounts receivable balance of $31,310,642.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

As of June 30, 2022, the allowance for expected credit loss was $400,000 (2021 – $338,034). In establishing the appropriate allowance for expected credit loss, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. Overdue accounts as of June 30, 2022, were $3,490,455 (2021 – $3,572,670), which is in the normal course of business. Management believes that the allowance is adequate.

The Company from time to time invests its excess cash in accounts with Schedule I banks and Silicon Valley Bank (“SVB”), a large U.S. based bank, with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as of June 30, 2022, is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies. Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

The following are the contractual maturities for the financial liabilities:

	June 30, 2022
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $
Accounts payable and accrued liabilities	20,332,386	20,332,386	20,332,386	-	-
International Loans	696,494	696,494	442,746	253,748	-
Term Loans	4,780,610	5,018,829	4,780,610	238,219	-
Lease Obligation	4,769,480	5,128,883	1,963,968	3,164,915	-
	30,578,970	31,176,592	27,519,710	3,656,882	-

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

	December 31, 2021
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	> 3 years $
Accounts payable and accrued liabilities	24,853,497	24,853,497	24,853,497	-	-
International Loans	882,085	882,085	467,312	414,773	-
Term loans	5,916,956	6,222,416	2,478,838	3,743,578	-
Lease Obligation	4,206,869	4,724,847	2,058,161	2,666,686
	35,859,407	36,682,845	29,857,808	6,825,037

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The revolving line of credit bears interest at 4.6%. The term loans bear interest at a fixed rate of 5.35%, which the Company believes is consistent with market interest rates for this type of debt

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars. The Company’s main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $9,440,759 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive income.

Balances held in U.S. dollars are as follows in CAD:

	June 30, 2022 $	December 31, 2021 $
Cash	88,972,042	99,118,059
Accounts receivable	17,871,908	22,017,575
Accounts payable	12,436,362	15,530,451

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

15	Borrowings

a)	Term Loan

On April 12, 2020, the Company borrowed US$5,400,000 from SVB in the form of a secured term loan that expires April 1, 2024 (the “Secured Term Loan”), and bears interest at the annual rate equal to the greater of (i) prime plus 2.0% and (ii) 6.75%. All transaction costs related to the Secured Term Loan have been capitalized and deferred and are being amortized over the term of the Secured Term Loan under the effective interest rate method and included in finance costs.

On November 9, 2020, the Company and SVB agreed to increase the availability under the Secured Term Loan by additional US$2,350,000 to a total of US$7,750,000.

On December 24, 2020, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 1.50% and 4.75%. On December 31, 2020, the prime rate was 3.25%.

On May 4, 2021, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 0.60% and 3.85%. On June 30, 2022, the prime rate was 4.75%.

The following table outlines the activity of the term loans during the six months ended June 30, 2022, and 2021:

$
Amortized cost – January 1, 2022	5,916,956
Accrued interest	162,018
Payment of interest	(94,536)
Principal amount repaid	(1,227,584)
Exchange	23,756
Balance – June 30, 2022	4,780,610

$
Amortized cost – January 1, 2021	8,278,004
Accrued interest	238,991
Payment of interest	(171,634)
Principal amount repaid	(1,213,020)
Exchange	(275,693)
Balance – June 30, 2021	6,856,648

The credit facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The credit facilities are secured by all material assets of the Company. The Company was in breach of one covenant as at June 30, 2022. Accordingly, the entire loan balance of $4,780,611 has been classified as current liabilities as at June 30, 2022. However the Company received a waiver from SVB after June 30, 2022 indicating that the bank does not intend to take any action and demand repayment of the loan balance under the agreement.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

b)	International loans

On June 15, 2018, as a part of the acquisition of ADman, the Company assumed various government and bank loans and lines of credits.

International term loans

Term loans outstanding amounting to $585,287 (Euro 435,304) as at June 30, 2022 (2021: $1,141,273: Euro 777,427). The interest rates of 1.75% to 4.60% and maturity date from August 17, 2022 to May 21, 2025 for these unsecured term loans held during the period ended June 30, 2022, and 2021.

Line of credit

The line of credit payables amounting to $111,207 (Euro 81,882) as at June 30, 2022 (2021: $3,182: Euro 1,168) is secured against ADman’s accounts receivable as at June 30, 2022 and 2021. The interest rates of Euribor + 1.95% to Euribor 2.25% and maturity date from May 19, 2022 to April 16, 2023 for these line of credit payables held during the period ended June 30, 2022, and 2021.

The following table outlines the current portion and non-current portion of the borrowings:

	June 30, 2022 $	December 31, 2021 $
Current portion of term loan	4,780,610	2,478,838
Current portion of international loans	442,746	467,312
Total current borrowings	5,223,356	2,946,150
Non-current portion of term loan	-	3,438,118
Non-current portion of international loans	253,748	414,773
Total borrowings	5,477,104	6,799,041,

16	Income taxes

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the six-month periods ended June 30, 2022, and 2021

(Expressed in Canadian dollars)

17	Expenses by nature

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $
Employee wages, salaries and benefits	7,984,979	6,548,924	15,321,974	12,443,509
Professional fees	462,859	351,750	982,943	793,153
Contractor consulting fees	887,737	742.666	1,697,981	1,455,272
Hosting and data costs	1,620,313	1,432,779	2,716,644	3,384,571
Insurance	745,525	229,185	1,500,475	303,775
Public company fees	313,459	197,439	536,301	335,106
Other	1,421,060	901,676	2,517,053	1,568,220
	$13,435,932	$10,404,419	$25,273,371	$20,283,606

For the three and six months ended June 30, 2022 and 2021 the Company recorded the following subsidies which have all been offset against employee wages, salaries and benefits:

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $
IRAP	-	797,962	-	1,613,892
	-	$797,962	-	$1,613,892